UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Accretive Health, Inc.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

Common Stock, $0.01 par value

(TITLE OF CLASS OF SECURITIES)

00438V 103

(CUSIP NUMBER OF CLASS OF SECURITIES)

Accretive Health, Inc.

401 North Michigan Avenue

Suite 2700

Chicago, Illinois 60611

Attention: Corporate Secretary

(312) 324-7820

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On June 29, 2016, Accretive Health, Inc. (“Accretive Health” or the “Company”) announced to certain employees that its board of directors has approved, subject to approval by the Company’s stockholders, a stock option exchange program for employees (the “Proposed Stock Option Exchange Program”). In connection with the Proposed Stock Option Exchange Program, the Company is herewith filing a slide presentation dated June 29, 2016, used by the Company’s President and Chief Executive Officer, Joseph Flanagan, in conjunction with a conference call with such employees outlining the Proposed Stock Option Exchange Program.

The communication attached as an exhibit to this Schedule TO does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Proposed Stock Option Exchange Program will only be consummated, if commenced at all, if the Company’s stockholders approve the Proposed Stock Option Exchange Program.

The Stock Option Exchange Program has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.

In connection with the proposal to be voted on by the Company’s stockholders to approve the Stock Option Exchange Program, the Company intends to file a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. The Company’s stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Stock Option Exchange Program.

The Company’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: Accretive Health, Inc., Attention: Office of Investor Relations, 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Slide presentation dated June 29, 2016, used by Joseph Flanagan in conjunction with a conference call with certain employees outlining the Proposed Stock Option Exchange Program.